Mail Stop 3561

      							October 12, 2005
Via U.S. Mail and Fax (256-382-3935)
Mr. Richard E. Fish, Jr.
Chief Financial Officer
ITC^DeltaCom, Inc.
1791 O.G. Skinner Drive
West Point, GA 31833

	Re:	ITC^DeltaCom, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-23253

Dear Mr. Fish:

      We have reviewed your supplemental response letter dated
August
24, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 15, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Note 7 - Subsequent Event

1. We note the issuance of your Series C warrants in March 2005, and the Series D warrants in July 2005. Tell us in detail how you considered SFAS 133 and EITF 00-19 in accounting for the warrants when issued. Also, please address this guidance in your accounting for the Series C preferred stock to be issued upon exercise of the warrants.

Other

2. Please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.




								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Richard E. Fish, Jr.
ITC^DeltaCom, Inc.
October 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE